

## Michael Kelley · 3rd

Regional Sales Manager at Parker Hannifin

Marietta, Georgia, United States · Contact info

267 connections

 Parker Hannifin

Vanderbilt University

## Experience


**Parker Hannifin**
11 yrs 1 mo

**Regional Sales Manager**
Aug 2019 – Present · 2 yrs 7 mos
Atlanta, Georgia

**Global Account Manager**
Mar 2014 – Aug 2019 · 5 yrs 6 mos
Atlanta, Georgia

**Territory Sales Engineer**
Feb 2011 – Mar 2014 · 3 yrs 2 mos


**Founder**
Make Time 4 Another 9 Project
Jan 2019 – Present · 3 yrs 2 mos
Marietta, GA, United States

Lifestyle Brand promoting Testicular Cancer Awareness

 **Lifestyle Apparel-
What's Your Another 9?**


**Product Design Engineer**
Ingersoll Rand
Jun 2006 – Jan 2011 · 4 yrs 8 mos
Clarksville, Tennessee


**Product Development Engineer**
Ford Motor Company
Jun 1999 – May 2006 · 7 yrs
Greater Atlanta Area

## Education


**Vanderbilt University**
Master of Science (MS), Mechanical Engineering
1997 – 1999

**University of Oklahoma**
Bachelor of Science (BS), Mechanical Engineering
1992 – 1996

## Licenses & certifications


**Six Sigma Black Belt**
Issued May 2005 · No Expiration Date